Exhibit (a)(5)(iv)

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

HONG KONG, China, January 19, 2012 – Seaspan Corporation (NYSE:SSW) (“Seaspan”) today announced the final results of its tender offer to purchase up to 10,000,000 of its Class A common shares at a price of $15.00 per share, which expired at 12:00 midnight, New York City time, on Wednesday, January 11, 2012.

Seaspan has accepted for purchase 11,300,000 shares of its common stock at a price of $15.00 per share, for an aggregate cost of $169,500,000, excluding fees and expenses relating to the tender offer. Although the original tender offer was for a maximum of 10,000,000 Class A common shares, the total number of shares purchased in the tender offer includes an additional 1,300,000 shares purchased pursuant to Seaspan’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the tender offer.

Based on the final tabulation by American Stock Transfer & Trust Company, the Depositary for the tender offer, 20,693,886 shares of Seaspan’s Class A common shares were properly tendered and not withdrawn or tendered conditionally. Seaspan has been informed by the Depositary that, after giving effect to the priority for “odd lots,” the final proration factor is approximately 54%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

Immediately following the purchase of the tendered shares, Seaspan expects to have approximately 58,367,460 Class A common shares outstanding.

Citigroup acted as the dealer manager for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc. at (866) 821-0284. Banks and brokers may call (212) 440-9800.

About Seaspan

Seaspan is a leading independent charter owner of containerships, which it charters primarily pursuant to long-term, fixed-rate time charters to major container liner companies. Seaspan’s contracted fleet of 72 containerships consists of 65 containerships in operation and seven containerships scheduled for delivery through 2014. Seaspan’s operating fleet of 65 vessels has an average age of approximately five years and an average remaining charter period of approximately seven years. All of the seven vessels to be delivered to Seaspan are already committed to fixed-rate time charters between 10 and 12 years in duration from delivery. Seaspan’s customer base consists of nine of the world’s largest liner companies, including China Shipping Container Lines (Asia) Co., Ltd., Compania Sud Americana de Vapores S.A., COSCO Container Lines Co., Ltd., Hanjin Shipping Co., Ltd., Hapag-Lloyd USA, LLC, Kawasaki Kisen Kaisha Ltd., MSC Mediterranean Shipping Company S.A., Mitsui O.S.K. Lines, Ltd., and United Arab Shipping Company (S.A.G.).

Seaspan’s common shares are listed on The New York Stock Exchange under the symbol “SSW”.

Seaspan’s Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C”.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of Seaspan Class A common shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

-end-